Exhibit (a)(2)

From: Behringer Harvard Opportunity REIT II, Inc.

To: Financial Advisors

Re: Behringer Harvard Opportunity REIT II, Inc. Board of Directors Makes Recommendation Regarding Tender Offer

On May 22, 2017, Everest REIT Investors I, LLC commenced an unsolicited tender offer to purchase up to 1,300,000 shares of the outstanding common stock (the “Common Stock”), par value $0.001 per share (the “Shares”), of Behringer Harvard Opportunity REIT II, Inc. (the “Company”) at a price of $5.25 per Share in cash (the “Tender Offer”). On November 18, 2016, the Company’s Board of Directors approved an estimated value per Share (the “EVPS”) of the Common Stock of $7.80.(1) Based on discussions with representatives of the Company’s external advisor and the advisor’s knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that the EVPS of $7.80 has not been materially negatively impacted since November 18, 2016.

After thoroughly and carefully reviewing, analyzing and evaluating the terms and conditions of the Tender Offer and consulting with representatives of the Company’s management and advisor and receiving advice from the Company’s outside legal advisors, the Company’s Board of Directors unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares.

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.

(1)  For important information regarding the methodologies, assumptions and limitations used to determine the EVPS, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 16, 2017 (the “2017 Annual Report”). The Board of Directors notes the EVPS is subject to the methodologies, assumptions and limitations described in the 2017 Annual Report.